UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of: August 2022
(Report No. 4)

Commission file number: 001- 38041

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SCISPARC LTD.
(Translation of registrant’s name into English)

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20 Raul Wallenberg Street, Tower A
Tel Aviv 6971916, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Further to the notice on the postponement of the Annual General Meeting of Shareholders (the “Meeting”) of SciSparc Ltd. (the “Company”) originally scheduled for August 11, 2022, the Company hereby announces that the date of the Meeting has been rescheduled for Thursday, September 15, 2022.

Attached hereto and incorporated by reference herein are the Company’s Notice of Annual General Meeting of Shareholders, Proxy Statement and Proxy Card for the Meeting, which includes the final agenda for the Meeting.

In light of the rescheduled Meeting date, a new record date has been set for the Meeting. Only shareholders of record who hold ordinary shares, no par value, of the Company at the close of business on Monday, August 15, 2022, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File Nos. 333-233417, 333-248670 and 333-266047) and on Form S-8 (File No. 333-225773) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits No.
99.1	Notice and Proxy Statement for the Annual General Meeting to be held on September 15, 2022.
99.2	Proxy Card for the Annual General Meeting to be held on September 15, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.
Date: August 11, 2022	By	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer